# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paysafe Ltd., CIK 0001833835
CUSIP: G6964L107
Title of class of securities: Common Stock, par value $0.012 per share
Address of issuer's principal executive offices: 25 Canada Square, 27th Floor, London, United Kingdom (X0), E14 5LQ
Date of event which requires filing of this statement: 11/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001331875

## Reporting persons
- Fidelity National Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,250,000; sole dispositive power 0; shared dispositive power 2,250,000; aggregate amount beneficially owned 0 (3.9% of the class)
- Chicago Title Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 651,725; sole dispositive power 0; shared dispositive power 651,725; aggregate amount beneficially owned 651,725 (1.1% of the class)
- Fidelity National Title Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 831,608; sole dispositive power 0; shared dispositive power 831,608; aggregate amount beneficially owned 831,608 (1.4% of the class)
- Commonwealth Land Title Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 350,000; sole dispositive power 0; shared dispositive power 350,000; aggregate amount beneficially owned 350,000 (0.6% of the class)
- Fidelity & Guaranty Life Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Iowa (IA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 416,667; sole dispositive power 0; shared dispositive power 416,667; aggregate amount beneficially owned 416,667 (0.7% of the class)

## Item 1. Issuer
Name of issuer: Paysafe Ltd.
Address of issuer's principal executive offices: 25 CANADA SQUARE, 27TH FLOOR, LONDON E14 5LQ

## Item 2. Person Filing
Name of person filing: This statement is being filed on behalf of: (i) Fidelity National Financial, Inc. ("FNF"); (ii) Commonwealth Land Title Insurance Company ("CLTIC"); (iii) Fidelity National Title Insurance Company ("FNTIC"); (iii) Chicago Title Insurance Company ("CTIC"); and (iv) Fidelity & Guaranty Life Insurance Company ("FGLIC").
Address of principal business office or, if none, residence:
The principal business office of FNF, CLTIC, FNTIC, and CTIC is:
601 Riverside Ave
Jacksonville, Florida 32204

The principal business office of FGLIC is:
801 Grand Ave., Suite 2600
Des Moines, Iowa 50309
Citizenship: FNF is a Delaware corporation. CLTIC, FNTIC, and CTIC are Florida corporations. FGLIC is an Iowa corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of each cover page of this Amendment No. 2 to Schedule 13G.
Percent of class: Incorporated by reference from Item 11 of each cover page of this Amendment No. 2 to Schedule 13G.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of each cover page of this Amendment No. 2 to Schedule 13G.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of each cover page of this Amendment No. 2 to Schedule 13G.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of each cover page of this Amendment No. 2 to Schedule 13G.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of each cover page of this Amendment No. 2 to Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fidelity National Financial, Inc.: /s/ Michael L. Gravelle, Michael L. Gravelle, Executive Vice President, General Counsel & Corporate Secretary (12/01/2025)
- Chicago Title Insurance Company: /s/ Michael L. Gravelle, Michael L. Gravelle, Executive Vice President, General Counsel & Corporate Secretary (12/01/2025)
- Fidelity National Title Insurance Company: /s/ Michael L. Gravelle, Michael L. Gravelle, Executive Vice President, General Counsel & Corporate Secretary (12/01/2025)
- Commonwealth Land Title Insurance Company: /s/ Michael L. Gravelle, Michael L. Gravelle, Executive Vice President, General Counsel & Corporate Secretary (12/01/2025)
- Fidelity & Guaranty Life Insurance Company: /s/ Michael L. Gravelle, Michael L. Gravelle, Executive Vice President, General Counsel & Corporate Secretary (12/01/2025)